Exhibit 99.1

TransCanada PipeLines Limited

EARNINGS COVERAGE

SEPTEMBER 30, 2005

The following financial ratios have been calculated on a consolidated basis for the respective 12 month period ended September 30, 2005 and are based on unaudited financial information.  The financial ratios have been calculated based on financial information prepared in accordance with Canadian generally accepted accounting principles.  The following ratios have been prepared based on net income:

September 30, 2005

Earnings coverage on long-term debt	3.01 times

Earnings coverage on long-term debt and First Preferred Shares	2.90 times